Resolution of Board of Directors
On November 19, 2010, the Board of Directors of POSCO resolved the following:

Agenda 1: Participation in a capital increase for POSCO-Maharashtra

POSCO plans to participate in a capital increase for POSCO-Maharashtra, an affiliate located in India.

1. Total Capital Increase Participation Amount: KRW 321,222,189,400
2. Capital Increase Date: April 30, 2011
3. Proceeds of the capital increase will be used by POSCO-Maharashtra to develop, construct and operate a cold-rolled steel mill to be located in India with an annual production capacity of approximately 1,800,000 tons of automotive flat steel products.

Agenda 2: Establishment of a Hot-Rolled Steel Coil Production Line

POSCO plans to develop, construct and operate a hot-rolled steel coil production line to be located at the Gwangyang steelworks.

1. Total Investment Amount: KRW 1,601,500,000,000
2. Investment Date: January 3, 2011